Filing by Vanguard Baillie Gifford Global Positive Impact Stock Fund (811-58431) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Act of 1934.
Subject Company: Baillie Gifford Positive Change Equities Fund (SEC File No. 811-10145)

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PRESS RELEASE

Vanguard to Expand ESG Lineup with Positive Impact Stock Fund

VALLEY FORGE, PA (January 19, 2022)—Vanguard today filed an initial registration statement with the U.S. Securities and Exchange Commission to introduce Vanguard Baillie Gifford Global Positive Impact Stock Fund, which is designed to meet the needs of investors seeking actively managed global equity returns along with measurable impact on environmental and social challenges. The fund is expected to launch in the second quarter of 2022 and subsequently seek to adopt the existing Baillie Gifford Positive Change Equities Fund, contingent upon shareholder approval. Vanguard expects to make the combined fund available for public investment in the third quarter.

“We’ll continue to thoughtfully expand our ESG lineup, introducing funds and ETFs with enduring investment merit that reflect clients’ needs and preferences,” said Vanguard Chairman and CEO Tim Buckley. “The new Global Positive Impact Stock Fund will tap Baillie Gifford’s significant expertise in fundamental equity research and impact analysis, helping our clients to achieve both their impact and investment goals.”

Impact investing is a dual-mandate investment strategy in which portfolio managers target companies that will generate returns as well as positive social and/or environmental impact. Vanguard believes an active approach to impact investing enables skilled managers to better navigate the complexities of identifying companies driving positive change and build a portfolio with the potential to deliver on both excess return and impact objectives.

Vanguard’s new fund will seek to adopt the existing Baillie Gifford Positive Change Equities Fund. Introduced in 2017, Baillie Gifford’s fund employs a consistent framework to identify high-quality growth companies driving solutions to global challenges. Its portfolio managers expect these companies to achieve strong long-term returns. The fund’s global mandate provides clients with the broadest exposure to companies that meet both excess return and impact objectives.

In the second quarter of 2022, Baillie Gifford will conduct a proxy vote for approval from the Positive Change Equities Fund’s existing shareholders to undergo a tax-free reorganization into the new Vanguard fund. Vanguard and Baillie Gifford are confident that this approach serves both existing and prospective investors, as the new fund is expected to have lower shareholder costs. If the reorganization is approved, current shareholders of the Positive Change Equities Fund are expected to realize an expense ratio reduction of approximately 0.06%. With an estimated expense ratio of 0.59%, the new Vanguard fund will be favorably priced compared to similar funds in its category, which have an average expense ratio of 1.49%.1

Vanguard Baillie Gifford Global Positive Impact Stock Fund will maintain the investment objectives and portfolio management team of the existing Baillie Gifford fund, ensuring consistency upon reorganization. Furthermore, Baillie Gifford will continue to produce an annual impact report using robust, bottom-up research that complements its investment analysis.

“We hope that this fund adoption will broaden access to impact investing at a very competitive cost,” said Andrew Telfer, Baillie Gifford Joint Senior Partner. “As a result, it should help to channel more capital towards companies driving positive change.”

A growing ESG lineup
Vanguard has offered ESG funds to U.S. investors for more than two decades and continues to broaden its lineup with solutions that enable investors to better align investment objectives with personal values and ESG considerations. Vanguard has grown its ESG lineup to reflect the evolving investment goals of investors. Vanguard’s exclusionary-screened equity and fixed income ETFs serve investors who want to reflect certain values or prefer to avoid certain sectors or ESG risks in their portfolio. The firm’s existing active ESG mutual fund is designed for clients who want to invest in companies with leading ESG practices and strong business fundamentals. The new Global Positive Impact Stock Fund will broaden Vanguard’s overall ESG product suite and expand the firm's active ESG offerings.

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About Vanguard
Vanguard is one of the world’s largest investment management companies. As of November 30, 2021, Vanguard managed $8.2 trillion in global assets. The firm, headquartered in Valley Forge, Pennsylvania, offers 421 funds to its more than 30 million investors worldwide. For more information, visit vanguard.com.

About Baillie Gifford
Baillie Gifford is an independent investment partnership founded in Edinburgh in 1908, focused on long-term growth investing in some of the world’s most exciting companies. With 1,576 staff and assets under management of $468 billion, it has offices in Edinburgh (HQ), Dublin, Frankfurt, Hong Kong, Krakow, London, New York, Shanghai, Toronto and Zurich. Baillie Gifford has worked with Vanguard since 2003 and manages $69 billion of assets on behalf of the Pennsylvania-based firm.

Asset figures as of November 30, 2021, unless otherwise noted.

1 Sources: Morningstar, Vanguard.

Registration statements relating to Vanguard Baillie Gifford Global Positive Impact Stock Fund have been filed with the Securities and Exchange Commission (SEC) but have not yet become effective. The SEC has not approved or disapproved these securities or passed upon the adequacy of either fund’s preliminary prospectus. Any representation to the contrary is considered a criminal offense. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statements become effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Where to find additional information
In connection with the proposed reorganization, a definitive proxy statement/prospectus will be filed with the SEC. All shareholders are advised to read the definitive proxy statement/ prospectus in its entirety when it becomes available, because it will contain important information regarding the fund, the reorganization, the board's considerations in recommending the reorganization, the persons soliciting proxies in connection with the reorganization and the interest of these persons in the reorganization and related matters.

Shareholders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed with the SEC, including the fund's most recent annual report to shareholders, on the SEC's website at http://www.sec.gov. Copies of all of these documents, once available, also may be obtained upon request without charge by visiting bailliegifford.com OR directing a request to Baillie Gifford at 1-844-394-6127.

For more information about Vanguard funds, visit vanguard.com to obtain a prospectus or, if available, a summary prospectus. Investment objectives, risks, charges, expenses, and other important information about a fund are contained in the prospectus; read and consider it carefully before investing.

All investing is subject to risk, including the possible loss of the money you invest. Diversification does not ensure a profit or protect against a loss.
ESG funds are subject to ESG investment risk, which is the chance that the stocks or bonds screened by the index provider for ESG criteria generally will underperform the market as a whole or, in the aggregate, will trail returns of other funds screened for ESG criteria. The index provider’s assessment of a company, based on the company’s level of involvement in a particular industry or the index provider’s own ESG criteria, may differ from that of other funds or of the advisor’s or an investor’s assessment of such company. As a result, the companies deemed eligible by the index provider may not reflect the beliefs and values of any particular investor and may not exhibit positive or favorable ESG characteristics. The evaluation of companies for ESG screening or integration is dependent on the timely and accurate reporting of ESG data by the companies. Successful application of the screens will depend on the index provider’s proper identification and analysis of ESG data. The advisor may not be successful in assessing and identifying companies that have or will have a positive impact or support a given position. In some circumstances, companies could ultimately have a negative impact, or no impact.
Investments in securities issued by non-U.S. companies and governments are subject to risks including country/regional risk and currency risk. These risks are especially high in emerging markets.
Vanguard ETF Shares are not redeemable with the issuing Fund other than in very large aggregations worth millions of dollars. Instead, investors must buy and sell Vanguard ETF Shares in the secondary market and hold those shares in a brokerage account. In doing so, the investor may incur brokerage commissions and may pay more than net asset value when buying and receive less than net asset value when selling.

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